SECURITIES & EXCHANGE COMMISSION
                          Washington, D. C. 20549

                        NOTIFICATION OF LATE FILING

                               FORM 10-QSB


                   For the period ended August 31, 1996.

                            SEC File No. 0-5141

Part I -       Registrant Information

               PRINCETON AMERICAN CORPORATION

               Address of principal executive offices (Street and Number)

               2222 East Camelback Road, Suite 200,

               City, State and Zip Code
               Phoenix, AZ 85016

Part II -      Rules 12b-25 (b) and (c)

               If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25(h) the following should be completed:

               (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

Part III -     Narrative

               The accounting has not been completed in sufficient time to enable the company to timely file this report. The report will be filed on or before the fifth calendar day following the due date.


Part IV -      Other information

               (1) Name and telephone number of person to contact in regard to this notification.

               David S. Smith, Secretary-Treasurer, (602) 954-2600

               (2)  Have all other periodic reports required under
               Section 13 or 15(d) of the Securities Exchange Act
               of 1933 or Section 30 of the Investment Company Act
               of 1940 during the preceding 12 months (or for such
               shorter period that the registrant was required to
               file such reports) been filed?                           YES

               (3)  Is it anticipated that any significant change
               in results of operations from the corresponding
               period for the last fiscal year will be reflected
               in the earnings statements to be included in the
               subject report or portion thereof?                        NO

PRINCETON AMERICAN CORPORATION

has caused this notification to be signed on its behalf by the undersigned duly authorized.

DATED:    October 14, 1996


S/DAVID S. SMITH
Secretary-Treasurer